FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Annual Shareholders’ Meeting ratifies members of the Board of Directors • Six independent directors on 11 person Board

Mexico City, April 11, 2014—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced that its Annual Shareholders’ Meeting ratified the members of the Board of Directors and elected the chairs of the board committees.

The Board of Directors has 11 members, including six independent members. The chairs and all members of the Board Committees are independent directors.

As approved by the Shareholders’ Meeting, the board of directors of Empresas ICA is composed as follows:

Bernardo Quintana Isaac	Chairman
José Luis Guerrero	Director
Fernando Flores y Pérez	Independent Director
Alonso Quintana Kawage	Director
Elsa Beatriz García Bojorges	Independent Director
Margarita Hugues Vélez	Independent Director
Salvador Alva Gómez	Independent Director
Diego Quintana Kawage	Director
Ricardo Gutiérrez Muñoz	Independent Director
Carlos Guzmán Bofill	Independent Director
Eduardo Revilla Martínez	Director

The Shareholders’ Meeting also elected the chairs of the Board Committees:

•	Audit Committee:	Elsa Beatriz García Bojorges
•	Corporate Practices:	Fernando Flores y Pérez
•	Finance, Planning, and Sustainability:	Fernando Flores y Pérez.

The summary of the resolutions of the Annual Shareholders’ Meeting and the biographies of the members of the board may be found on the Corporate Governance/Investor Relations page of ICA’s corporate website, http://ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visitwww.ica.com.mx/ir.

For more information contact:

Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer